

June 30, 2005

www. myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2004. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$28.11
52-week range:	$22.30 - $30.96
Shares outstanding	6,956,815 shares
Market cap:	$195.6 million
P/E (ttm):	10.65
EPS (ttm):	$2.64
Annual div & yield:	$0.56 (1.99%)
Div distribution date:	10-Jun-05
Div record date:	20-May-05
As of June 30, 2005.	



Organizational Chart

Provident Financial Holdings
(Holding Company)

Mortgage Banking
(Provident Bank Mortgage)

Provident Bank

Community Banking
(Provident Bank)

Provident Financial Corp

Real Estate Operations

3

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate

- Expanding customer base and market

- Strong mortgage operations

- Outstanding asset quality

- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Southern California



Provident Bank

Full Service Offices:

- ⭐ Blythe
- ⭐ Canyon Crest, Riverside
- ⭐ Corona
- ⭐ Corporate Office, Riverside
- ⭐ Downtown, Riverside
- ⭐ Hemet
- ⭐ Moreno Valley
- ⭐ Orangecrest, Riverside
- ⭐ Rancho Mirage
- ⭐ Redlands
- ⭐ Sun City
- ⭐ Temecula

Provident Bank Mortgage

Wholesale Offices:

- ✦ Rancho Cucamonga
- ✦ San Diego

Retail Offices:

- ✦ Call Center, Riverside
- ✦ Corona
- ✦ Diamond Bar
- ✦ Fullerton
- ✦ Glendora
- ✦ Huntington Beach
- ✦ La Quinta
- ✦ Rancho Mirage
- ✦ Riverside
- ✦ Temecula
- ✦ Torrance

Attractive Inland Empire Market

- "This fast population growth has continued since the 2000 Census, with Riverside ranking as the 3rd fastest growing county of the 3,100 counties in the nation and San Bernardino as the 6th fastest growing county."
    Source: Inland Empire 2004 Indicators Report.
- "The Inland Empire is a leader in job creation for the Southern California region. It has added new jobs every year for the last twenty years. Even during the 1990s when Southern California lost over 500,000 jobs, the Inland Empire gained jobs. Since 1990, the Inland Empire easily outdistances its other peer counties in California, gaining over 372,000 jobs even as Los Angeles County lost 151,000 jobs."
    Source: Inland Empire 2004 Indicators Report.
- "With housing affordability in Southern California's higher income coastal counties down to 11% in San Diego, 13% in Orange and 17% in Los Angeles counties, buyers are migrating to the Inland Empire causing soaring demand for housing from entry level to high-end."
    Source: January 2005 Inland Empire Quarterly Economic Report.

6

Business Strategy

Holding Company

- Prudent share repurchase program

- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments

- Loan portfolio mix - "preferred loans" vs. single-family loans

- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance

- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Financial Position:	As of 06/30/2005	As of 03/31/2004
Total assets ……………………..	$ 1.63 billion	$ 1.37 billion
Loans held for investment …….	$ 1.13 billion	$ 881.4 million
Deposits ………………………..	$ 918.6 million	$ 845.1 million
Equity ………………………….	$ 123.0 million	$ 110.0 million
Tangible equity ………………..	$ 122.9 million	$ 109.8 million

Financial Results:	Quarter Ended 06/30/2005	Quarter Ended 03/31/2004
Net income ……………………..	$ 4.8 million	$ 4.1 million
Return on average equity ……..	15.93%	15.33%
Return on average assets …….	1.22%	1.25%
Net interest margin …………….	2.90%	3.09%
Efficiency ratio ………………….	50.63%	48.12%
Total loan originations …………	$ 511.1 million	$ 385.1 million
Provident Bank ……………..	$ 73.3 million	$ 66.7 million
Provident Bank Mortgage ….	$ 437.8 million	$ 318.4 million

Quarterly Net Income



13% C.A.G.R.*

(In millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

9

Pre-Tax Income - Operating Segments

(In millions)



(Quarter Ended)

Community Banking   Mortgage Banking

10

Quarterly Net Interest Income



(In millions)

13% C.A.G.R.*

$9.6 — 03/04
$9.4 — 06/04
$10.0 — 09/04
$10.4 — 12/04
$11.0 — 03/05
$11.2 — 06/05

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

11

Non-Interest Income

(In millions)



Operating Expenses



Net Interest Margin



G&A to Average Assets



Efficiency Ratio



Return on Average Assets



Return on Average Equity



Diluted Earnings per Share



15% C.A.G.R.*

Quarter Ended	EPS
03/04	$0.57
06/04	$0.60
09/04	$0.60
12/04	$0.71
03/05	$0.64
06/05	$0.68

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

Book Value per Share



* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.





Community Banking



Total Assets



(In millions)

15% C.A.G.R.*

Quarter Ended	Total Assets
03/04	$1,374
06/04	$1,319
09/04	$1,446
12/04	$1,516
03/05	$1,623
06/05	$1,632

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

22

Loan to Investment Mix



(In millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

Provident Bank Loan Originations ("Preferred Loans")



(In millions)

(Quarter Ended)

24

Loan Portfolio Mix
(Loans Held for Investment)





"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



	03/04	06/04	09/04	12/04	03/05	06/05
Non-Performing Assets	$1,509	$1,085	$1,074	$1,146	$584	$590
NPA to Total Assets	0.11%	0.08%	0.07%	0.08%	0.04%	0.04%

Asset Quality

Provision for Loan Losses (PLL) & Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



	03/04	06/04	09/04	12/04	03/05	06/05
PLL	$420	$130	$642	$260	$404	$335
ALL to LHI	0.89%	0.88%	0.86%	0.81%	0.80%	0.81%

27

Transaction Accounts, CDs & Borrowings

(In millions)



Deposit Composition

As of 06/30/2005







Mortgage Banking





Provident Bank Mortgage Loan Originations



(In millions)

(Quarter Ended)

Legend: Saleable ■ Portfolio

PBM Purchase vs. Refinance



(Quarter Ended)	03/04	06/04	09/04	12/04	03/05	06/05
Refinance	47%	42%	32%	37%	40%	43%
Purchase	53%	58%	68%	63%	60%	57%

"High Margin" vs. "Low Margin" Products



* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

Gain on Sale Margin



* Implemented SEC Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments."

34

Capital Management

Stockholders' Equity



* C.A.G.R. - Compound annual growth rate from the quarter ended 03/31/04 through 06/30/05.

Share Repurchase Program



	03/04	06/04	09/04	12/04	03/05	06/05
Shares Repurchased	25,000	116,669	110,000	0	28,470	66,900
Average Cost per Share	$23.65	$24.03	$23.23	$0.00	$27.94	$27.26

(Quarter Ended)

Cash Dividend per Share



Consolidated Capital Ratio



Bank Capital Ratio



Tier 1 Core Capital Ratio

Quarter Ended	Ratio
03/04	6.43%
06/04	6.90%
09/04	6.43%
12/04	6.31%
03/05	6.05%
06/05	6.56%

(Quarter Ended)

Stock Performance



	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Dec 2004	Mar 2005	Apr 2005
PROV	$100	$108	$99	$121	$121	$126	$114
Nasdaq Bank Index	$100	$102	$102	$105	$114	$106	$103
Nasdaq Stock Index	$100	$99	$102	$95	$109	$100	$96

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on December 31, 2003 and that all dividends were reinvested.





www.myprovident.com